POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2014 and 2013. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2014, may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 5, 2015 and was reviewed by the Audit Committee of the Corporation’s Board of Directors.

FORWARD-LOOKING
STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2014 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, the Corporation does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors, as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

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BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website www.points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	United Airlines MileagePlus	•	Scandinavian Airlines EuroBonus
•	Southwest Airlines Rapid Rewards	•	Hilton HHonors
•	British Airways Executive Club	•	Alaska Airlines Mileage Plan
•	Virgin Atlantic Flying Club	•	Saudi Arabian Airlines Alfursan
•	AF-KLM Flying Blue	•	Delta Air Lines SkyMiles
•	Starwood Preferred Guest	•	American Express Membership
•	Hyatt Gold Passport		Rewards
•	American Airlines AAdvantage	•	Lanpass
•	InterContinental Hotels Group

In 2014, Points delivered approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. The Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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The Loyalty Market

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 26%. During the same time period, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant industries in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger increases in their membership base. In addition, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent in the industry. As a result of this changing landscape, loyalty programs must continue to actively engage their members and provide them with innovative value propositions to continue to drive activity in their programs.

In response to this changing landscape, the Corporation has developed and advanced its loyalty commerce platform, which is an API-driven transactional platform that provides external product developers easy access to the direct integrations with the Corporation’s loyalty program members. The loyalty commerce platform provides a medium to more easily facilitate transactions and provide greater value to a program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

2014 was one of the strongest years for the Corporation, and the developments made throughout the year represent the success that the Corporation has had towards its long-term strategic objectives. The Corporation made significant progress towards expanding the depth and breadth of its loyalty commerce platform during the year, launching several new loyalty program partnerships during the year. In addition to this, 2014 represented a significant year for acquisitions for the Corporation, completing the acquisitions of Accruity Inc. (“Accruity”) and Crew Marketing International, Inc. (“Crew Marketing”). The developments made in 2014 position the Corporation for a successful 2015, and the Corporation will continue to work towards its long-term objectives, which include developing its relationships with loyalty partnerships, making further progress towards its open platform strategy, and extending its reach into new verticals and international markets.

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The Corporation achieved significant year-over-year improvements in key financial and transactional metrics, which was largely a result of adding new partnerships over the last twelve months. Gross revenue increased 26% to $254,989 in 2014, while gross margin remained consistent at 16% compared to the prior year. Transactions across the platform increased 28% on a year over year basis. This performance reflects the additional contribution from new products and partners launched over the last twelve months.

As the Corporation remained focused on its strategic objectives, the year 2014 represented a year of significant investment. The Corporation invested approximately $16,000 in cash for acquisitions, and also increased headcount in specific areas of the business related to research and development, marketing and data analytics. Although the Corporation increased its investment levels in 2014, it was able to record the highest Adjusted EBITDA in its history, with 2014 Adjusted EBTIDA of $9,055, a 22% increase over 2013. Accordingly, the Corporation also was able to generate its highest net income, with 2014 net income of $4,684, a 30% increase over the prior year.

Key developments made throughout the course of 2014 are outlined below:

1.    Acquisitions

In December 2014, the Corporation successfully completed the acquisition of substantially all of the assets of Crew Marketing. Crew Marketing provided technological and commercial solutions for the United Airlines MileagePlus loyalty program, and as a result of the acquisition, the Corporation now owns the applications and will be the provider of loyalty commerce solutions to United Airlines. In conjunction with the acquisition, the Corporations entered into a new long-term agreement with United Airlines MileagePlus to power its Buy, Gift, Transfer (“BGT”) and Reinstate Miles products, as well as several other ancillary products available to MileagePlus members through applications previously managed by Crew Marketing. This acquisition, along with the long-term agreement, represents the start of a multi-year partnership with one of the largest loyalty programs in the world.

In April 2014, the Corporation extended its reach in the hospitality industry, and acquired Accruity, the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service (“PointsHound”). Since acquiring Accruity, the Corporation has been able to bring new offers to members booking on the PointsHound website, and expects that it will continue to make significant enhancements throughout the course of 2015.

2.    Partner Updates

The Corporation continued to execute against its new partner and product pipeline in 2014. Including the new partnerships and products added from the Crew Marketing and Accruity acquisitions, the Corporation announced or launched 43 products and added 9 new partners to the loyalty commerce platform during the year.

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In December 2014, in conjunction with the Crew Marketing acquisition, the Corporation announced the largest strategic partnership in its history. The Corporation announced a long-term relationship with the United Airlines MileagePlus program to provide loyalty commerce solutions that will power the Buy, Gift, Transfer and Reinstate products of this loyalty program. This relationship is expected to drive significant revenue and gross margin dollars in future periods, and has allowed the Corporation to further develop its presence in the US airline industry with one of the largest loyalty programs in the world.

In 2014, the Corporation also successfully launched the Buy, Gift and Transfer products to members of the Hilton HHonours Worldwide LLC program. This launch was particularly important as it included the launch of the Corporation’s first in-line Buy product in the hospitality vertical. This new in-line Buy capability allows Hilton HHonors Members the ability to purchase loyalty currency while they are in the hotel room booking flow. With over 3,900 locations in 91 countries, the Corporation has generated significant revenues from this principal partnership, and expects that this partnership will be a large revenue and gross margin contributor in future years.

In addition to launching new loyalty partnerships in 2014, the Corporation also completed a new strategic partnership with Collinson Latitude, an innovative global loyalty company with offices in London, New York, Dubai, and Singapore. Since 2013, Points' and Collinson Latitude have operated six loyalty program earn malls throughout Europe and North America. Points' core Buy, Gift and Transfer products, and Collinson Latitude's RewardAll and iRedeem products, have been in strong demand with the Corporation's loyalty partners. This new partnership will enable Points and Collinson Latitude to aggressively leverage each other's business development resources and product expertise to more broadly distribute these products into the loyalty industry even further.

The success against new business opportunities in 2014 will set up the Corporation for continued revenue and gross margin growth in 2015. Nevertheless, the Corporation does expect a change in the mix of partner and product revenue in 2015. The previously announced consolidation of the American Airlines AAdvantage and US Airways Dividend Miles programs has resulted in changing elements with these partnerships in 2015. The American Airlines AAdvantage program will be transitioning the Buy, Gift and Transfer products to in-house solutions as the US Airways Dividend Miles program is merged with the AAdvantage program through the first half of 2015. Effective January 1, 2015, the Corporation will be recognizing Buy, Gift and Transfer revenue from both of these partners as other partner revenue, resulting in lower total revenue and total gross margin from these partnerships going forward. The Corporation expects to maintain an ongoing relationship with the combined American Airlines and US Airways organizations and will continue to manage the wholesale activities associated with its Connect and Select platforms, as well as operate certain redemption programs for American Airlines under ongoing commercial arrangements.

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3.    Loyalty Commerce Platform ("LCP")

The Corporation made significant progress against its open platform strategy in 2014. The launch of the Hilton HHonors in-line Buy product is the first high volume consumer product to be running on the new LCP. The platform has been developed to enable organizations across the globe to integrate their applications into the Corporation’s technological infrastructure. This platform offers a consistent interface for developers that is self-serve capable, providing broad access to loyalty transaction capabilities based on the Corporation's direct integrations with its loyalty program partners. The Corporation plans to continue development activities on the loyalty commerce platform in 2015, with a focus on responsive design, personalized offers, and mid and back office efficiencies.

The LCP represents a significant technology development endeavour for the Corporation as it involves building a base LCP infrastructure that contains all of the necessary and common services that various loyalty products would utilize. Product applications would sync with the LCP infrastructure and operate using similar services housed in the LCP including payment, member validation, price setting and fraud mitigation. This innovative infrastructure would allow third parties to integrate more easily as the common services sit in the platform and not in the products themselves. As a result, future development efforts on new products and features are expected to be shorter in duration and cheaper in cost.

Commercial progress on the LCP in 2014 included completing the Hilton HHonors inline Buy capability as previously discussed. In 2015, the Corporation will continue to build its traditional Buy, Gift and Transfer products, with enhanced marketing and data capabilities that will reside in the LCP. As such, the expectation is that the majority of the Corporation’s partner volume from these products will be performed on this new infrastructure by the end of 2015 or early 2016.

In addition to enhancing the LCP, the Corporation marked the beginning of meaningful investments against the consumer side of the business. Through the acquistion of PointsHound, the Corporation added a strong loyalty centric product in the online travel space that enhances its consumer presence and drives additional revenues for its partners. Furthermore, the Corporation added a team of highly talented technology and product professionals to its new San Francisco office, who are significant contributors to reshaping the Corporation's consumer strategy.

Development areas in 2015 will be focused on enhanced mobile interface and distribution capabilities which will enable the Corporation to distribute its multi-currency transactional capabalities through additional channels. One such example of this distributable functionality is the Corporation's loyalty wallet initiative, which is being developed to complement the rapidly growing digital wallet space, as well other verticals that have a strong interest in loyalty.

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2014 KEY FINANCIAL MEASURES

Highlights of operating results for year ended December 31, 2014 include:

  Record revenues of $254,989, an increase of $52,619 or 26% over the prior year;
  Gross margin of $39,656, an increase of $6,552 or 20% over the prior year (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 9 for definition and explanation);
  Net income of $4,684, an increase of $1,078, or 30% over the prior year;
  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $9,055, higher by $1,621 or 22% from the prior year (please refer to ‘Adjusted EBITDA’ on page 12 for definition and explanation); and
  As at December 31, 2014, the Corporation had cash and cash equivalents of $36,868 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except
share and per share amounts)	2014	2013	2012
Revenue	$254,989	$202,370	$139,509
Gross margin[1]	39,656	33,104	28,560
Ongoing operating costs	30,601	25,670	22,229
Adjusted EBITDA[2]	9,055	7,434	6,331
Operating income[3]	6,767	4,272	3,493
Net income	$4,684	$3,606	$8,262
Earnings per share
Basic	$0.30	$0.24	$0.55
Diluted	$0.30	$0.23	$0.54
Weighted average shares outstanding
Basic	15,402,258	15,241,989	15,137,930
Diluted	15,627,059	15,531,144	15,306,791
Total assets	$85,061	$95,012	$78,744
Total liabilities	$43,844	$62,465	$50,917
Shareholders’ equity	$41,217	$32,547	$27,827

1 Gross margin is a non-GAAP financial measure. Refer to page 9 for definition and explanation.

2 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.

3 Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

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RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenue less direct cost of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

(In thousands of US dollars)	2014	2013	Variance
Principal revenue	$244,686	$193,880	$50,806
Other partner revenue	10,211	8,431	1,780
Interest revenue	92	59	33
Total Revenue	$254,989	$202,370	$52,619
Direct cost of principal revenue	215,333	169,266	46,067
Gross margin[1]	$39,656	$33,104	$6,552
Gross margin %[2]	16%	16%	-

1 Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. 2 Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

The Corporation generated record revenue of $254,989 for the year ended December 31, 2014, an increase of $52,619 or 26% over 2013. The increase in revenues over the prior year is primarily attributable to the launch of new partnerships and products throughout the course of 2013 and 2014.

Principal revenue for 2014 was $244,686, an increase of $50,806 or 26% over 2013. Throughout the course of 2013 and 2014, the Corporation successfully launched new partnerships and new products with a number of key loyalty programs. The revenues attributable to the launch of new products and partners were a key driver to the increase in principal revenue year-over-year, accounting for approximately 98% of the increase. The more significant revenue generating partnerships launched during this period were the Buy, Gift and Transfer programs with Southwest Airlines’ Rapid Rewards members in 2013 and the Buy, Gift and Transfer programs for Hilton HHonors members in the second half of 2014. Growth in the Corporation's organic business in 2014 was relatively flat, as the impact of loyalty program consolidation led to lower levels of promotional activity with certain principal partners, adversely impacting fourth quarter revenues and overall transactional activity. Changes in the Corporation’s principal revenues are driven by many factors that include the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the effectiveness of other marketing campaigns and channels, including retail price changes of loyalty currencies initiated by the Corporation to generate incremental revenues.

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Other partner revenue for 2014 was $10,211, higher by $1,780, or 21%, from 2013. The year-over-year increase was largely due to increased activity with existing partnerships as well as an increase in revenues from new partnerships.

Gross margin for 2014 was $39,656, an increase of $6,552, or 20%, from the prior year. The increase in gross margin dollars was primarily attributable to the larger principal partnerships launched by the Corporation in 2013 and 2014, as well as organic growth from the Corporations existing partnership base. Gross margin percentage remained at 16% in 2014 compared to 2013, and is impacted by the relative mix of revenues generated from principal partnerships and other partner revenues.

ONGOING OPERATING COSTS
(In thousands of US dollars)	2014	2013	Variance
Employment costs	$22,529	$18,934	$3,595
Marketing and communications	1,379	1,066	313
Technology services	1,083	1,013	70
Operating expenses	5,610	4,657	953
Total ongoing operating costs	$30,601	$25,670	$4,931

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out to as much as one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for 2014 were $30,601, an increase of $4,931, or 19% , from 2013.

The increase in ongoing operating costs over the prior year was primarily attributable to the continuation of the Corporation’s investment strategy that began in 2013. Throughout the course of 2014, the Corporation increased headcount to support longer term growth intiatives, such as advancing the Corporation's open platform strategy and evolving its consumer strategy. As the Corporation continues to engage in conversations with new and existing loyalty programs, it will respond to the changing trends in the loyalty industry, and ensure that it adjusts its strategy appropriately to provide growing value to a diverse loyalty membership base.

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Employment Costs

Employment costs, including salaries and bonuses, employee share based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $22,529 in 2014 increased $3,595 , or 19% , from 2013.

The increase in employment costs over the prior year period was primarily attributable to an increase in average full time equivalents (“FTEs”) during the year, which increased from 135 in 2013 to 167 in 2014. The Corporation ended 2014 with 177 staff, up from 151 as at December 31, 2013. Increases to headcount were made throughout 2014 and were primarily in the areas of research and development, marketing and data analytics, and also included additional resources from the acquisition of Accruity. In 2015, the Corporation expects employment costs to increase by approximately 10%, as it absorbs the full year impact of the additional resources added in 2014, as well modest additions to product and technical roles that will be largely focused on the Corporation's consumer facing products.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing and communications costs for 2014 were $1,379, increasing $313 or 29% from 2013. The increase from the prior year period was due to various partner engagement activities held throughout the course of 2014, including the Corporation hosting a loyalty partner conference, higher marketing research costs and also higher advertising costs. The Corporation expects that the marketing and communications spend will increase marginally in 2015. Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for 2014 were $1,083, increasing $70 or 7% from 2013. The increase from the prior year period was primarily attributable to the timing of IT system maintenance activities as well as additional software license costs. The Corporation anticipates modest growth in this line item in 2015, as it will incur incremental costs related to the acquisition of Crew Marketing technology assets, as well increased software license fees.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2014 were $5,610, an increase of $953, or 20% from 2013. The increase from the prior year period was mainly attributable to higher professional services costs incurred and related to the acquisition of Crew Marketing in December 2014, and the acquisition of Accruity in April 2014. The Corporation also had higher travel costs compared to the prior year as it continued to focus business development efforts in international markets. Operating costs are not expected to increase materially in 2015.

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ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA
(In thousands of US dollars)	2014	2013
			Variance
Net income	$4,684	$3,606	$1,078
Interest and other income	(5)	-	(5)
Income tax expense	2,088	666	1,422
Depreciation and amortization	2,150	3,285	(1,135)
Foreign exchange loss (gain)	138	(123)	261
Adjusted EBITDA[1]	$9,055	$7,434	$1,621
Gross Margin[2]	$39,656	$33,104	$6,552
Adjusted EBITDA[1] as a % of Gross Margin[2]	23%	22%	1%

1 Adjusted EBITDA is a non-GAAP financial measure. See above for definition and explanation.

2 Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 9 for definition and explanation.

For the year ended December 31, 2014, the Corporation’s Adjusted EBITDA was $9,055, an increase of $1,621 or 22% from 2013. The increase in Adjusted EBITDA was largely the result of principal partnerships launched during 2013 and 2014. This increase was partially offset by higher ongoing operating expenses during the year, as the Corporation increased resourcing in a number of key areas and incurred incremental expenses related to the acquisitions of Crew Marketing and Accruity in 2014.

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Additionally, in line with management’s view that gross margin is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross margin is viewed by Management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

For the year ended December 31, 2014, Adjusted EBITDA as a percentage of gross margin was 23%, slightly higher than 22% in the prior year period. The increase was largely attributed to higher gross margin dollars earned in 2014, partially offset by increased employment expenses in 2014 that was focused on longer term growth initiatives.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2014	2013	Variance
Depreciation and amortization	$2,150	$3,285	$(1,135)
Foreign exchange loss (gain)	138	(123)	261

Interest and other income	(5)	-	(5)
Income tax expense	2,088	666	1,422
Total	$4,371	$3,828	$543

Foreign Exchange (“FX”) Gain / Loss

US / Canadian FX
Rates	2014	2013	2012
Period Start	0.9351	1.0080	0.9807
Period End	0.8599	0.9351	1.0034
Period Average	0.9059	0.9716	1.0006

US / EURO FX Rates	2014	2013	2012
Period Start	1.3768	1.2967	1.2950
Period End	1.2155	1.3768	1.3218
Period Average	1.3292	1.3283	1.2863

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet, revenues, and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

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The majority of the Corporation’s revenues in 2014 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to as much as one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the year ended December 31, 2014, the Corporation reclassified a loss of $564, net of tax, from other comprehensive loss into net income. The cash flow hedges were effective for accounting purposes at December 31, 2014. Realized losses from the Corporation’s hedging activities, in 2014, were driven by the appreciation of the U.S. dollar.

For the year ended December 31, 2014, the Corporation recorded a foreign exchange loss of $138 compared with a foreign exchange gain of $123 in 2013, primarily driven by an appreciation of the US dollar resulting in realized FX losses.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2014 decreased $1,135, or 35%, from 2013. The decrease in expense from the prior year is due to certain assets being fully amortized during 2014. Amortization expense is expected to increase to approximately $4,000 in 2015, which would reflect amortization on assets acquired through the acquistions made in 2014 as well as amortization of LCP related products that will be introduced through 2015.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. In the second quarter of 2014, a deferred tax liability, of $50, associated with the intangible assets acquired in the Accruity acquisition, was recognized as at the acquisition date. In the fourth quarter of 2014, a deferred tax liability, of $563, associated with the intangible assets acquired in the Crew Marketing acquisition was recognized as at the acquisition date. The Corporation recorded an income tax expense of $2,088 in 2014 compared to an income tax expense of $666 in 2013. This expense largely relates to the reduction of the deferred tax asset, as the Corporation generated higher taxable income in 2014 compared to 2013.

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NET INCOME AND EARNINGS PER SHARE
(In thousands of US dollars, except per
share amounts)	2014	2013	Variance
Net Income	$4,684	$3,606	1,078
Earnings per share
Basic	$0.30	$0.24	0.06
Diluted	$0.30	$0.23	0.07

The Corporation reported net income of $4,684 for the year ended December 31, 2014 compared with net income of $ 3,606 for the year ended December 31, 2013. The increase from the prior period was primarily a result of higher gross margin dollars earned from principal partnerships launched in 2013 and 2014. The higher margin dollars were partially offset by higher employment costs resulting from more FTE’s compared to the prior period, and increased operating costs that primarily resulted from costs associated with the acquisitions of Crew Marketing and Accruity.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,402,258 common shares for the year ended December 31, 2014, compared with 15,241,989 common shares for the year ended December 31, 2013. The Corporation reported basic earnings per share of $0.30 and diluted earnings per share of $0.30 for the year ended December 31, 2014 compared with basic earnings per share of $0.24 and diluted earnings per share of $0.23 for the year ended December 31, 2013.

BALANCE SHEET VARIANCES
Consolidated Balance Sheet Data as at	Dec 31,	Dec 31,
(In thousands of US dollars)	2014	2013
Cash and cash equivalents	$36,868	$64,188
Restricted cash	1,573	1,602
Funds receivable from payment processors	6,691	9,071
Accounts receivable	2,305	1,401
Prepaid expenses and other assets	1,134	2,210

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Total current assets	$48,571		$78,472
Property and equipment	1,856		2,092
Intangible assets	18,320		1,855
Goodwill	7,130		2,580

Deferred tax assets	3,492		5,966
Long-term investment	5,000		3,500
Other assets	692		547
Total non-current assets	$36,490		$16,540

Accounts payable and accrued liabilities	$6,260		$4,783
Payable to loyalty program partners	36,030		56,111
Current portion of other liabilities	1,285		1,134
Total current liabilities	$43,575		$62,028
Total non-current liabilities	$269		$437
		$
Total shareholders’ equity	$41,217		32,547

Cash and cash equivalents

The Corporation’s cash and cash equivalent balance fluctuates to a large degree with movements in its principal revenue volume. As the processor of record in these transactions, the timing of activity around a reporting period will affect this line item as well as the ‘Payable to loyalty program partners’ line item in the consolidated financial statements. In the fourth quarter of 2014, with the commencement of the consolidation activity between the American Airlines AAdvantage and US Airways Dividend Miles programs, there was a significant reduction in processing and transactional activity for the period. On a year over year basis, this line item decreased $27,320 for the following reasons: 1) the acquisition of substantially all of the assets of Crew Marketing in December 2014 with cash consideration of $14,500; 2) the acquisition of Accruity in April 2014 with cash consideration of $1,511; 3) the final tranche investment in China Rewards in the amount of $1,500 in May 2014; and 4) the remaining change is primarily attributable to the reduction in overall transactional activity from the merger of the American Airlines AAdvantage and US Airways Dividend Miles programs. Looking ahead, with the addition of United Airlines MileagePlus as a principal partner at the end of 2014, the expectation would be that the Corporation will see Cash and cash equivalents grow back to historic levels in 2015.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $2,380, which is attributable to the level of transactional activity processed with loyalty partners and the timing of promotional activities held throughout the course of the year. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors, however decreased transactional activity compared to prior periods can cause this balance to fluctuate year-over-year.

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Intangible assets

The Corporation’s intangible assets balance increased $16,465 , and was primarily driven by the intangible assets acquired in connection with the acquisition of Crew Marketing which amounted to $15,000, and intangible assets acquired related to the acquisition of Accruity which amounted to $731. The Corporation also continued to capitalize software development costs primarily related to its open platform strategy in 2014.

Goodwill

The Corporation’s goodwill balance increased $4,550, and this was related to goodwill that arose on the acquisition of Crew Marketing in the amount of $3,101 and Accruity in the amount of $1,449.

Deferred tax asset

The Corporation’s deferred tax asset balance decreased $2,474, which was primarily attributable to the Corporation generating taxable income in 2014.

Long-term investment

The Corporation’s long-term investment balance increased $1,500 and this was related to the Corporation’s final tranche payment to China Rewards during the period. The Corporation has fully funded its investment commitment in China Rewards, and no further payments are required.

Payable to loyalty program partners

The Corporation’s balance payable to loyalty program partners decreased $20,081, which is attributable to the level of transactional activity with loyalty program members, and the timing of payments made to loyalty partners. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners.

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LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2014	2013

Cash and cash equivalents	$36,868	$64,188
Restricted cash	1,573	1,602
Funds receivable from payment processors	6,691	9,071
Total funds available	45,132	74,861
Payable to loyalty program partners	36,030	56,111

NET OPERATING CASH[1]	$9,102	$18,750
Total current assets	$48,571	$78,472
Total current liabilities	43,575	62,028
WORKING CAPITAL	$4,996	$16,444

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, and Funds receivable from payment processors) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other companies may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other companies.

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2014, the Corporation continues to remain debt-free with $9,102 of net operating cash (December 31, 2013 – $18,750). Net operating cash decreased $9,648 from December 31, 2013, and this was primarily attributed to the acquisition of Crew Marketing in December 2014 that included cash consideration of $14,500, the acquisition of Accruity in April 2014 with cash consideration of $1,511, the addition to intangible assets and acquisition of capital assets made throughout the year offset by Adjusted EBITDA of $9,055 . The acquisitions made in 2014 were funded through cash available for use by the Corporation. Although the Corporation remains financially stable and has the ability to fund future ongoing operating expenses without the need for debt, the Corporation may in the future require additional capital to achieve its short term and long term business objectives. Accordingly, the Corporation may, from time to time, seek and evaluate various forms of financing (including borrowing) to address funding requirements.

The Corporation’s working capital (defined as current assets minus current liabilities) was $4,996 at December 31, 2014 compared to working capital of $16,444 as at December 31, 2013. Working capital decreased primarily due to acquisitions made in 2014 offset by Adjusted EBITDA generated during the year. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

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Sources and Uses of Cash
(In thousands of US dollars)	2014	2013	Variance
Operating activities	$(7,619)	$23,290	$(30,909)
Investing activities	(20,159)	(4,095)	(16,064)
Financing activities	(614)	141	(755)
Effects of exchange rates	1,072	(256)	1,328
Change in cash and cash equivalents	$(27,320)	$19,080	$(46,400)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In 2014, the Corporation experienced a decrease in cash inflows primarily due to the timing of payments to loyalty partners and receipts of funds from payment processors, which was partially offset by incremental Adjusted EBITDA earned during the period.

Investing Activities

The year 2014 represented a significant year for the Corporation with respect to investment activities. During 2014, the Corporation acquired substantially all of the assets of Crew Marketing with cash consideration of $14,500, and also acquired Accruity with cash consideration of $1,511. The acquisition of Crew Marketing will allow the Corporation to leverage Crew Marketing’s technological and commercial applications to power the loyalty commerce solutions for the United Airlines’ MileagePlus program. The acquisition of Accruity represented an opportunity for the Corporation to not only enhance its consumer loyalty offering with the PointsHound product, but to allow a team of technology and product professionals to focus on improving and evolving the Corporation’s proprietary consumer offerings. In addition to this, the Corporation completed its final tranche payment in China Rewards in the second quarter of 2014 in the amount of $1,500, and has no further tranche payments required as all agreed upon milestones triggering investment in China Rewards have been met. Lastly, throughout 2014, the Corporation continued to invest in the development of its open platform strategy and new product functionality, as well as routine fixed assets used in the normal course of business. In 2015, the Corporation will focus development efforts on enhancing the marketing and merchandising capabilities of its core retailing products, evolving the loyalty commerce platform, as well as increasing development efforts against it's consumer products.

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Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2014, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan. The change in cash flows from financing activities is largely driven by the timing of stock option exercise, and head-count additions and departures which will impact the number of shares purchased from the open market.

Contractual Obligations and Commitments

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+

Operating leases(1)	$1,719	$719	$660	$330	$10	$-

Principal revenue (2)	640,405	166,422	138,968	121,215	101,800	112,000
	$642,124	$167,141	$139,628	$121,545	$101,81 0	$112,000

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.
(3) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of miles/points are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $147 on the consolidated balance sheet representing mileage inventory as part of prepaid and other assets and related to two revenue guarantees that were not met in 2014.

Transactions with Related Parties

The Corporation has entered into an agreement with Ariad Custom Publishing Limited whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the year ended December 31, 2014 was $137. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of the Corporation’s Board of Directors.

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Subsequent Events

On February 4, 2015, the Board of Directors of the Corporation approved a repurchase of the Corporation’s common shares. Points has been informed that the Toronto Stock Exchange ("TSX") has accepted the Corporation’s notice of intention to make a normal course issuer bid to repurchase up to 782,504 of its common shares (the "Repurchase"), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of March 5, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s discretion, based on ongoing assessments of Points' capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 178,146 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 5, 2015 (figures in CAD$).
Security Type	Date of Expiry	Number	Strike Price
Options	March 19, 2015	31,271	5.00
Options	March 22, 2015	72,893	4.60
Options	March 22, 2015	16,500	11.04
Options	May 21, 2015	3,854	5.30
Options	November 12, 2015	1,250	7.80
Options	February 16, 2016	52,378	11.04
Total		178,146

OUTSTANDING SHARE DATA

As of March 5, 2015, the Corporation has 15,650,085 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 546,039 common shares. The options have exercise prices ranging from $4.60 to $30.84 with a weighted average exercise price of $9.88. The expiration dates of the options range from February 11, 2015 to September 29, 2019.

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The following table lists the common shares issued and outstanding as at March 5, 2015 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,650,085
Convertible Securities: Share options	546,039	CAD$ 8,387,416
Common Shares Issued & Potentially Issuable	16,196,124	CAD$ 8,387,416
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	457,998

(1) The number of options available to grant is calculated as the total share option pool less t he number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except per	Dec. 31,	Sept. 30,	Dec. 31,
share amounts)	2014	2014	2013
Revenue	$64,841	$61,446	$69,087
Gross margin[1]	10,394	10,187	10,302
Ongoing operating expenses	7,708	7,584	6,899
Adjusted EBITDA[2]	2,686	2,603	3,403
Operating income[3]	2,051	2,032	2,765
Net income	$1,468	$1,553	$2,291
Earnings per share
Basic	$0.10	$0.10	$0.15
Diluted	$0.09	$0.10	$0.15
Total assets	$85,061	$87,818	$95,012
Shareholders’ equity	$41,217	$36,587	$32,547

1 Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.

2 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 11 for definition and explanation.

3Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation recorded revenues of $64,841 during the fourth quarter of 2014. This represents an increase of $3,395 or 6% over the third quarter of 2014, and a $4,246 or 6% decrease from the prior year fourth quarter. Gross margin dollars increased $207 or 2% over the third quarter of 2014, and $92 or 1% from the prior year quarter. Gross margin dollars will typically increase or decrease in line with the change in revenues, however, gross margin is impacted by the relative mix of partner and product revenues earned and the gross margin associated with each transaction. Revenues and gross margin in the fourth quarter of 2014 were adversely impacted by the impact of industry consolidation, resulting in less promotional activity compared to prior year periods.

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ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2014	2014	2013
Employment costs	$5,289	$5,584	$5,201
Marketing and communications	330	523	223
Technology services	276	308	241
Operating expenses	1,813	1,169	1,234
Total	$7,708	$7,584	$6,899

Ongoing operating costs increased $124, or 2%, over the third quarter of 2014 and increased $809, or 12%, over the fourth quarter of 2013. The increase over the third quarter of 2014 and the fourth quarter of 2013 was primarily due to non recurring costs related to the acquisition of Crew Marketing in the fourth quarter of 2014.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2014	2014	2013
Depreciation and amortization	$581	$481	$715
Foreign exchange (gain) loss	54	90	(77)
Income tax expense	583	479	474
Total	$1,218	$1,050	$1,112

Depreciation and amortization expenses were slightly higher than the third quarter of 2014 and lower than 2013 due to the timing of addition of depreciable assets and when these assets were fully amortized.

Foreign exchange (gains) losses are a result of transactions in currencies other than the Corporation’s functional currency, the US dollar. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. An appreciation of the US dollar will result in foreign exchange losses in non-USD monetary balances, and a depreciation of the US dollar will result in foreign exchange gains in non-USD monetary balances.

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Income tax expense increased from prior periods, and this was primarily driven by increased taxable income generated by the Corporation in each period.

Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
	Dec. 31,	Sept.	Dec. 31,
(In thousands of US dollars)	2014	30,	2013
		2014
Net income	$1,468	$1,553	$2,291
Income tax expense	583	479	474
Depreciation and amortization	581	481	715
Foreign exchange loss (gain)	54	90	(77)
Adjusted EBITDA	$2,686	$2,603	$3,403

Adjusted EBITDA of $2,686 increased $83, or 3%, from the third quarter of 2014 and decreased $ 717, or 21%, from the fourth quarter of 2013. The increase from the third quarter of 2014 was driven by the success of customer analytics that allowed for effective marketing campaigns that resulted in incremental revenues and gross margin dollars. The decrease from the prior year fourth quarter was primarily a result of increased costs associated with the acquisition of Crew Marketing as well as higher marketing and communication expenses.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
			Basic	Diluted
		Net income	earnings	earnings
Three month period ended	Total	(loss)	(loss) per	(loss) per
	Revenue		share	share
December 31, 2014	$64,841	$1,468	$0.10	$0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445		0.08	0.08
		1,220
March 31, 2014	58,257		0.03	0.03
		443
December 31,2013	69,087	2,291	0.15	0.15
September 30, 2013	54,441		0.08	0.07
		1,145
June 30 , 2013	41,924	218	0.01	0.01
March 31, 2013	36,918	(48)	(0.00)	(0.00)

Through years of successfully building partnerships with loyalty programs around the world, growing relationships with loyalty programs, and deepening its understanding of loyalty program members, the Corporation has built a reputation of being a leading global provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe, as generally, this industry has a high level of active loyalty programs members. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the speciality retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increases in revenues on a consistent basis. In addition to this, the Corporation has continuously been building a stronger understanding of loyalty program members, and through the use of direct marketing techniques and building upon the benefits of effective consumer analytics, the Corporation has been successful in experiencing growth in transaction levels and revenues. Increases in both transaction levels as well as revenues could drive higher overall profitability, while decreases in both transaction levels as well as revenues could drive lower overall profitability. Through 2015, the Corporation expects to focus on the areas of business development and technological advancements, which include evolving and improving the Corporation’s proprietary consumer offerings.

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The Corporation’s revenues will increase when it launches new partnerships and products in a year, and revenues will also be influenced by the level of marketing activities held with loyalty program members and effectiveness of such activities. Revenues will also be impacted by the retention of existing partnerships and products. Historically, in the absence of any new partner or products launched, and absence of marketing activities, the Corporation will typically generate lower revenues in the first quarter of a year as fewer partner promotions are held after the December holiday season. In addition, and in the absence of launching new partnerships and products, revenues in the second and third quarter will be impacted by the level and effectiveness of marketing activities carried out with loyalty program members. Revenues for the second quarter of 2014 were the highest in the Corporation’s history, and this was the outcome of partnerships launched in 2013 and 2014, as well as successful marketing techniques carried out with loyalty members that resulted in an increase in transactional levels.

Net income of the Corporation is impacted by the gross margin earned in each quarter, which is a result of the relative mix of revenues earned in the period and gross margin generated on each transaction, marketing and promotional activity carried out with loyalty program members, and changes in ongoing operating expenses. In 2013 and 2014, the Corporation has focused a significant amount of its resources on developing its open platform strategy, and has also increased headcount in the areas of research and development, marketing and data analytics, as well additional resources added from the acquisition of Accruity. The change in headcount in these areas have resulted in increased employment expenses over prior periods. The year 2014 also represented a significant year for the Corporation with respect to investing activities, as the Corporation was successful in completing the acquisition of two businesses in the year.

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The acquisition of both businesses increased operating expenses for the Corporation, and also led to higher professional and consulting fees required in closing each acquisition. Net income has grown throughout 2014, and this has been the result of higher costs being offset by gross margin dollars earned in each period, and largely driven by the launch of principal partnerships in 2013 and 2014. While the increase in net income compared to prior periods is not necessarily indicative of net income to be seen in future periods, it is a reflection of the success that the Corporation has had in the development of business partnerships with loyalty programs, increasing resources in the areas of marketing and data analytics, and to a large degree, realizing returns on the strategic investments made throughout 2013 and 2014.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue and direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly);
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

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Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGU’s, i.e. the net present value of the future cash flows associated with the CGU or group of CGU’s, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGU’s or group of CGU’s to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

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The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net income.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs, as well as acquired technology and customer relationships. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

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Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s consolidated financial statements for the year ended December 31, 2014. The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent accounting pronouncements adopted by the Corporation in 2014 are listed below:

•

Amendments to IAS 32, Financial Instruments: Presentation (IAS 32) - In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-off.

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Amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) - In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

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IFRIC 21, Levies (IFRIC 21) - In May 2013, the IASB issued IFRIC 21, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognized progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

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New accounting standards and interpretations not yet adopted by the Corporation are listed below:

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IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is mandatorily effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

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IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued IFRS 9 (2014) that will eventually superceed the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

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Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

The Corporation is assessing the impact of these standards and amendments on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. The Corporation generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry wide solution to address structural financial problems. This consolidation activity has continued in 2014. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

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We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

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The Corporation's loyalty currency services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

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Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

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On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2014. Based on this evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in ruled adopted by the SEC and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter and year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

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Management of the Corporation has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting is effective as of December 31, 2014.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s consolidated financial statements as at and for the year ended December 31, 2014.

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